CONSENT AND CERTIFICATE OF QUALIFIED PERSON

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
Toronto Stock Exchange

The undersigned hereby consents to the public filing of the written disclosure of the reports titled “Summary Report – Antelope Uranium Project” dated January 14, 2005 and “Geological Report for Clan Resources Ltd., Aurora Project, Malheur County, Oregon” dated September 14, 2004 (collectively, the “Reports”) and any extracts from or summaries of the Reports in the management information circular dated June 25, 2007 (the “Information Circular”) of Energy Metals Corporation (the “Company”) or any document incorporated therein.

The undersigned hereby confirms that the undersigned has read the Information Circular and believes that the Information Circular fairly and accurately represents the information in the Reports that supports the disclosure, and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Information Circular that are derived from the Reports or within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Reports.

I, Benjamin Ainsworth, PEng BC, of 915-409 Granville Street, Vancouver, BC, do hereby certify that:

1.	I am self-employed as a consultant geologist.
2.

I graduated from Oxford University with an Honours Degree in Geology in 1962 and have been practicing my profession continuously since that time. I am a registered member of the Association of Professional Engineers and Geoscientists of British Columbia, Registration Number 8648. I have practiced as a consultant geologist since October 1986.

3.	The date and duration of my most recent personal inspections of the properties are those stated in the relevant reports.
4.	I was retained by the Company to prepare the Reports and am responsible for the preparation of the Reports.
5.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43- 101.

6.	I hereby certify that I am independent of the Company as described in Section 1.4 of NI 43-101.
7.	I have had no previous involvement with the properties subject of the reports.
8.	I have read NI 43-101 and Form 43-101F1, and the Information Circular has been prepared in compliance with same.
9.

To the best of my knowledge, information and belief, the Information Circular contains all scientific and technical information that is required to be disclosed to make the Information Circular not misleading.

10.	I consent to the filing of the Information Circular with any stock exchange and other regulatory authority.

Date: June 25, 2007

“Benjamin Ainsworth”
Benjamin Ainsworth